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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                             THE MARCUS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   566330 10 6
                -------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [ ]   Rule 13d-1(c)

        [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages(s))
                                Page 1 of 5 Pages

================================================================================
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ben Marcus Life Trust
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
          (SEE INSTRUCTIONS)                                            (b)[ ]

          Not Applicable
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          Wisconsin
--------------------------------------------------------------------------------

    NUMBER OF        5    SOLE VOTING POWER

     SHARES               0
                   -------------------------------------------------------------
  BENEFICIALLY       6    SHARED VOTING POWER

    OWNED BY              1,527,915
                     -----------------------------------------------------------
      EACH           7    SOLE DISPOSITIVE POWER

    REPORTING             0
                     -----------------------------------------------------------
     PERSON          8    SHARED DISPOSITIVE POWER

      WITH                1,527,915

--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,527,915
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    [ ]
          SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.2%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
================================================================================

                                Page 2 of 5 Pages

Item 1(a).   Name of Issuer:
----------   --------------

             The Marcus Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices:
----------   -----------------------------------------------

             250 East Wisconsin Avenue, Suite 1700
             Milwaukee, Wisconsin  53202

Item 2(a).   Name of Person Filing:
----------   ----------------------

             Ben Marcus Life Trust (the "Trust")

Item 2(b).   Address of Principal Business Office or, if none, Residence:
----------   ------------------------------------------------------------

             c/o The Marcus Corporation
             250 East Wisconsin Avenue, Suite 1700
             Milwaukee, Wisconsin  53202

Item 2(c).   Citizenship:
----------   -----------

             The Trust has a situs in and is governed by the laws of the state of Wisconsin.

Item 2(d).   Title of Class of Securities:
---------    ----------------------------

             Class B Common Stock

Item 2(e).   CUSIP Number:
----------   -------------

             566330 10 6


                                Page 3 of 5 Pages

Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b)
-------      ------------------------------------------------------------------
             or (c), check whether the person filing is a:  N/A
             --------------------------------------------

             [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

             [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

             [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

             [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

             [ ]  An investment adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E).

             [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

             [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

             [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

             [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership
------       ---------

             (a)  Amount Beneficially Owned: 1,527,915

             (b)  Percent of Class: 5.2%

             (c)  Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the vote: 0

                 (ii) shared power to vote or to direct the vote: 1,527,915

                 (iii) sole power to dispose or to direct the disposition of: 0

                 (iv) shared power to dispose or to direct the disposition of:
                      1,527,915

                 All of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.


                               Page 4 of 5 Pages

Item 5.      Ownership of Five Percent or Less of a Class.
------       --------------------------------------------

             N/A

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
------       ---------------------------------------------------------------

             N/A

Item 7.      Identification and Classification of the Subsidiary Which Acquired
------       ------------------------------------------------------------------
             the Security Being Reported on By the Parent Holding Company.
             ------------------------------------------------------------

             N/A

Item 8.      Identification and Classification of Members of the Group.
------       ---------------------------------------------------------

             N/A

Item 9.      Notice of Dissolution of Group.
------       ------------------------------

             N/A

Item 10.     Certification.
-------      -------------

             N/A


                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2002

BY BEN MARCUS LIFE TRUST


By: /s/ Stephen H. Marcus
   -----------------------------------
   Stephen H. Marcus
   Trustee

                                Page 5 of 5 Pages